UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*


                                    Pechiney
                                (Name of Issuer)

                              Class A Common Shares
                   Nominal value Euro 15.25 per Common Share
                         (Title of Class of Securities)

                                    F71851137
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 23, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705151967                13D
--------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |X|

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

              WC, OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|X|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Switzerland

    NUMBER OF SHARES           7       SOLE VOTING POWER
      BENEFICIALLY
       OWNED BY                        See Item 5.
    EACH REPORTING
        PERSON                 8       SHARED VOTING POWER
        WITH
                                       See Item 5.

                               9       SOLE DISPOSITIVE POWER

                                       See Item 5.

                              10       SHARED DISPOSITIVE POWER

                                       See Item 5.

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5.

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                    |_|



    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5.

    14        TYPE OF REPORTING PERSON*

              BK, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
                  -------------------

         This Statement on Schedule 13D (the "Statement") relates to the Class A Common Shares, nominal value Euro 15.25 per Common Share (the "Shares"), of Pechiney, a French corporation (the "Company"). The principal executive offices of the Company are located at 7 Place du Chancelier Adenauer, 75116 Paris, France.

Item 2.           Identity and Background.
                  -----------------------

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

         CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns all the voting stock of Credit Suisse First Boston (International) Holding AG ("CSFBH"), a Swiss company. CSFBH acts as a holding company for certain subsidiaries of Credit Suisse First Boston in Europe, and since December 1996, in the Pacific region. The address of the principal business and office of CSFBH is Bahnhofstrasse 17, P.O. Box 234, CH-6301 Zug, Switzerland.


         CSFBH owns all of the voting equity of Credit Suisse First Boston (UK) Investments ("CSFB-UKI"), a UK limited liability company that acts as an investment holding company for the UK interests of CSFB. The address of the principal business and office of CSFB-UKI is One Cabot Square, London, UK, E14 4QJ.

         CSFBH also owns all of the voting equity of Credit Suisse First Boston Management AG ("CSFBM"), a Swiss company that provides financial advisory services and participates in many types of financial transactions. The address of the principal business and office of CSFBM is Uetlibergstrasse 231, P.O. Box 990, CH-8070 Zurich, Switzerland.

         Credit Suisse First Boston (UK) Investment Holdings ("CSFB-UKIH") is a UK limited liability company that acts as a holding company for the UK interests of CSFB. CSFB-UKI holds a majority of CSFB-UKIH's equity; CSFBM holds the remaining equity. The address of the principal business and office of CSFB-UKIH is One Cabot Square, London, UK, E14 4QJ.

         CSFB-UKIH holds all of the voting stock of Credit Suisse First Boston (Europe) LTD ("CSFB-E"), a UK limited liability company. CSFB-E is a UK broker-dealer whose principal business is international securities underwriting and trading and corporate advisory services. The address of CSFB-E's principal business and office is One Cabot Square, London, UK, E14 4QJ.

         Credit Suisse First Boston International ("CSFB-Int") is a UK bank that structures and trades over-the-counter derivative products linked to interest rates, equities, foreign exchange and credit. The address of the principal business and office of CSFB-Int is One Cabot Square, London, UK, E14 4QJ. The Bank owns a majority of CSFB-Int's voting equity. CSG and CSFBH own the remaining voting equity. CSFB-UKI owns a majority of CSFB-Int's non-voting equity. The Bank and CSG own the remaining non-voting equity. The address of CSFB-Int's principal business and office is One Cabot Square, London, UK, E14 4QJ.
         CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own the Shares of the Company to which this Statement relates and such Shares are not reported in this Statement. CSG expressly disclaims beneficial ownership of the Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of the Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

         The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E and CSFB-Int are set forth on Schedules A-1 through A-10 attached hereto, each of which is incorporated by reference herein.

         Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E or CSFB-Int nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-10 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

         CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

         Under the terms of the coordinated settlement:

         o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

         o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

         In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

         The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

         Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

Item 3.           Source and Amount of Funds.
                  --------------------------

         The aggregate consideration (exclusive of commissions) paid by CSFB LLC, CSFB Europe and CSFB-Int for the acquisitions of the Company's Shares was Euro 301,768,723.88. The aggregate consideration (exclusive of commissions) paid by CSFB LLC, CSFB-E and CSFB-Int for the American Depository Receipts ("ADRs") was $31,602.00. The aggregate consideration (exclusive of commissions) paid by CSFB LLC, CSFB-E and CSFB-Int for 1.25% convertible notes due 2006 (the "Notes") was Euro 6,567,519.00. The funds used by CSFBI, CSFB LLC and CSFB-E to make these acquisitions came from a combination of working capital and client funds.

Item 4.           Purpose of the Transaction.
                  --------------------------

         The Shares, ADRs and Notes were acquired by the Reporting Person for investment and customer facilitation purposes. CSFB-E acquired 3,300,000 Shares and CSFB LLC acquired 1,000 ADRs as part of risk arbitrage trading strategies. (Each ADR represents one-half of a Share.) These trading strategies are the result of an ongoing tender offer by Alcan, Inc. for the Company. The remaining Shares were acquired for hedging purposes in relation to customer facilitation trading activity. The Notes, 280 ADRs and 180,400 Shares were acquired for investment purposes.

         The Reporting Person intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise, or the tender of Shares in the Alcan tender offer.

         Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

         (a) As of October 2, 2003, the Reporting Person may be deemed to beneficially own an aggregate of 6,622,665 Shares, consisting of 7,306 Shares held directly by CSFB-Int, 6,534,719 Shares held directly by CSFB-E, 180 ADRs held directly by CSFB-E, 1,100 ADRs held directly by CSFB LLC, and 80,000 Shares issuable upon conversion of Euro 6,020,001 aggregate principal amount of Notes held directly by CSFB-E. (The Notes are convertible at a rate of Euro 75.25 per Share.) 3,300,000 Shares are held directly by CSFB-E and 1,000 ADRs are held directly by CSFB LLC as part of a risk arbitrage trading strategy. 3,054,319 Shares held directly by CSFB-E and 7,306 Shares held by CSFB-Int are held for hedging purposes in relation to customer facilitation trading activity. The Notes, 180,400 Shares and 180 ADRs held directly by CSFB-E and 100 ADRs held directly by CSFB LLC are held for investment purposes.

         Accordingly, the Reporting Person may be deemed to beneficially own 8.1% of the outstanding Shares.

         To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E or CSFB-Int nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-10 attached hereto, beneficially owns any additional Shares.

         (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares, ADRs and Notes referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares, ADRs and Notes.

         (c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares, the Notes and the ADRs effected by the Reporting Person and its subsidiaries during the period beginning 60 days prior to October 3, 2003.

         (d) No other person is known by the Reporting Person to have such right or power with respect to the Shares beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB-E or CSFB-Int.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  ---------------------------------------------------------

         Not applicable.

Item 7.           Material to be filed as Exhibits.
                  --------------------------------

         Not applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: October 6, 2003                 Credit Suisse First Boston, on
                                             behalf of the Credit Suisse
                                             First Boston business unit.

                                             By:
                                               ---------------------------------
                                                Name:  Louise Guarneri
                                                Title:  Director

                                  SCHEDULE A-1

                   EXECUTIVE OFFICERS OF THE REPORTING PERSON


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.


Name                              Business Address                Title                                         Citizenship
------------------------          ------------------------        ------------------------                      --------------------

John J. Mack                      Eleven Madison Avenue           Chairman and Chief Executive                  United States
                                  New York, NY 10010              Officer
                                  USA

Christopher Carter                Eleven Madison Avenue           Chairman of Europe                            Great Britain
                                  New York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue           Co-President, Institutional Securities        United States
                                  New York, NY 10010
                                  USA

Stephen R. Volk                   Eleven Madison Avenue           Chairman of CSFB                              United States
                                  New York, NY 10010
                                  USA

Thomas R. Nides                   Eleven Madison Avenue           Chief Administrative Officer                  United States
                                  New York, NY 10010
                                  USA

Hector William                    One Cabot Square                Chief Executive Officer and                   Great Britain
Hepburn Sants                     London, England                 Assistant Vice Chairman of
                                                                  European Region

Richard Edward                    Eleven Madison Avenue           Ex Officio Member of the Operating            United States
Thornburgh                        New York, NY 10010              Committee and the Executive Board
                                  USA

Adebayo Ogunlesi                  Eleven Madison Avenue           Global Head of Investment Banking             Nigeria
                                  New York, NY 10010
                                  USA

Eileen K. Murray                  Eleven Madison Avenue           Head of Global Technology, Operations and     United States
                                  New York, NY 10010              Product Control
                                  USA

Brian Finn                        Eleven Madison Avenue           Co-President, Institutional Securities        United States
                                  New York, NY 10010
                                  USA

Gary G. Lynch                     Eleven Madison Avenue           Global General Counsel and Vice Chairman to   United States
                                  New York, NY 10010              Oversee Research and Legal and Compliance
                                  USA                             Departments

Paul Calello                      Eleven Madison Avenue           Chairman and Chief Executive Officer of the   United States
                                  New York, NY 10010                  Asia-Pacific Region
                                  USA

Michael Clark                     Eleven Madison Avenue           Co-Head of the Equity Division                United States
                                  New York, NY 10010
                                  USA

Bennett J. Goodman                Eleven Madison Avenue           Chairman of Merchant Banking and Leverage     United States
                                  New  York, NY 10010             Finance
                                  USA

James P. Healy                    Eleven Madison Avenue           Co-Head of the Fixed Income Division          United States
                                  New York, NY 10010
                                  USA

James E. Kreitman                 Eleven Madison Avenue           Co-Head of the Equity Division                United States
                                  New York, NY 10010
                                  USA

Jerry Wood                        Eleven Madison Avenue New       Co-Head of the Fixed Income Division          United States
                                  York, NY 10010
                                  USA

Barbara A. Yastine                Eleven Madison Avenue           Chief Financial Officer                       United States
                                  New York, NY 10010
                                  USA

                                  SCHEDULE A-2

      EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                                         Citizenship
------------------------          ------------------------        ------------------------                      --------------------

John J. Mack                      Eleven Madison Avenue           President, Chief Executive Officer and        United States
                                  New York, NY 10010              Board Member
                                  USA

Stephen R. Volk                   Eleven Madison Avenue           Board Member                                  United States
                                  New York, NY 10010
                                  USA

Adebayo O. Ogunlesi               Eleven Madison Avenue           Managing Director                             Nigeria
                                  New York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Carlos Onis                       Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

D. Wilson Ervin                   Eleven Madison Avenue
                                  New York, NY 10010              Managing Director                             United States
                                  USA

David C. Fisher                   Eleven Madison Avenue           Managing Director, Chief Accounting Officer   United States
                                  New York, NY 10010              and Controller
                                  USA

David C. O'Leary                  Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Gary G. Lynch                     Eleven Madison Avenue           Managing Director and General Counsel         United States
                                  New York, NY 10010
                                  USA

Jeffrey H. Salzman                Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Lewis H. Wirshba                  Eleven Madison Avenue           Managing Director and Treasurer               United States
                                  New York, NY 10010
                                  USA

Neil Moskowitz                    Eleven Madison Avenue New       Managing Director                             United States
                                  York, NY 10010
                                  USA

Neil Radey                        Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Robert C. O'Brien                 Eleven Madison Avenue           Managing Director and Chief Credit Officer    United States
                                  New York, NY 10010
                                  USA

Eileen K. Murray                  Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

                                  SCHEDULE A-3

   EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                              Business Address                Title                                         Citizenship
------------------------          ------------------------        ------------------------                      --------------------

Brian D. Finn                     Eleven Madison Avenue          President, Chief Executive Officer and        United States
                                  New York, NY 10010             Board Member
                                  USA

Stephen R. Volk                   Eleven Madison Avenue          Managing Director and Board Member            United States
                                  New York, NY 10010
                                  USA

Adebayo O. Ogunlesi               Eleven Madison Avenue           Board Member, Managing Director and Head      Nigeria
                                  New York, NY 10010              of Global Investment Banking
                                  USA

Eileen K. Murray                  Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New York, NY 10010
                                  USA

Brady W. Dougan                   Eleven Madison Avenue           Head of the Securities Division and Board     United States
                                  New York, NY 10010              Member
                                  USA

Andrew B. Federbusch              Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

Barbara A. Yastine                Eleven Madison Avenue           Board Member and Managing Director            United States
                                  New York, NY 10010
                                  USA

Jeffrey H. Salzman                Eleven Madison Avenue New       Managing Director and Head of Private         United States
                                  York, NY 10010                  Client Services
                                  USA

Carlos Onis                       Eleven Madison Avenue           Managing Director                             United States
                                  New York, NY 10010
                                  USA

D. Wilson Ervin                   Eleven Madison Avenue           Head of Strategic Risk Management             United States
                                  New York, NY 10010
                                  USA

David C. Fisher                   Eleven Madison Avenue           Chief Financial and Accounting Officer        United States
                                  New York, NY 10010
                                  USA

Gary G. Lynch                     Eleven Madison Avenue           Managing Director and General Counsel         United States
                                  New York, NY 10010
                                  USA

Neil Radey                        Eleven Madison Avenue          Managing Director                              United States
                                  New York, NY 10010
                                  USA

Neil Moskowitz                    Eleven Madison Avenue          Managing Director                              United States
                                  New York, NY 10010
                                  USA

Lewis H. Wirshba                  Eleven Madison Avenue          Treasurer                                      United States
                                  New York, NY 10010
                                  USA

Robert C. O'Brien                 Eleven Madison Avenue          Chief Credit Officer                           United States
                                  New York, NY 10010
                                  USA

                                  SCHEDULE A-4

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address          Title                                    Citizenship
------------------------      ------------------------  ------------------------                 --------------------
John J. Mack                  Eleven Madison Avenue     President, Chief Executive Officer       United States
                              New York, NY 10010        and Member of the Board of Managers
                              USA

David C. Fisher               Eleven Madison Avenue     Chief Financial Officer and Member       United States
                              New York, NY 10010        of the Board of Managers
                              USA

Carlos Onis                   Eleven Madison Avenue     Board Member and Member of the           United States
                              New York, NY 10010        Board of Managers
                              USA

Brady W. Dougan               Eleven Madison Avenue     Board Member and Managing Director       United States
                              New York, NY 10010 USA

D. Wilson Ervin               Eleven Madison Avenue     Managing Director                        United States
                              New York, NY 10010
                              USA

Frank J. DeCongelio           Eleven Madison Avenue     Head of Operations                       United States
                              New York, NY 10010
                              USA

Lewis H. Wirshba              Eleven Madison Avenue     Treasurer                                United States
                              New York, NY 10010
                              USA

Robert C. O'Brien             Eleven Madison Avenue     Managing Director                        United States
                              New York, NY 10010
                              USA

Gary G. Lynch                 Eleven Madison Avenue     Managing Director and General            United States
                              New York, NY 10010        Counsel
                              USA

                                  SCHEDULE A-5

 EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (INTERNATIONAL)
                                  HOLDING AG.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (International) Holding AG. The business address of Credit Suisse First Boston (International) Holding AG is Bahnhofstrasse 17, P.O. Box 234, CH-6301 Zug, Switzerland.


Name                          Business Address           Title                               Citizenship
------------------------      ------------------------   ------------------------            --------------------

Barbara A. Yastine            11 Madison Avenue          President, President of the         United States
                              New York, NY 10010         Board of Directors
                              USA

Friedemann Renz               Uetlibergstrasse 231       Corporate Secretary                 Germany
                              CH-8045
                              Zurich, Switzerland

Marc Adam                     One Cabot Square,          Director                            Switzerland
                              London E14 4QJ,
                              Great Britain

Marco M. Illy                 Uetlibergstrasse 231       Director                            Switzerland
                              CH-8045
                              Zurich, Switzerland

Andre Lamprecht               Uetlibergstrasse 231       Director                            Switzerland
                              CH-8045
                              Zurich, Switzerland

Fritz Muller                  Nuschelerstrasse 1         Director                            Switzerland
                              CH-8001
                              Zurich, Switzerland

Agnes F. Reicke               Uetlibergstrasse 231       Director                            Switzerland
                              CH-8045
                              Zurich, Switzerland

                                  SCHEDULE A-6

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (UK)
                                  INVESTMENTS.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK) Investments. The business address of Credit Suisse First Boston (UK) Investments is One Cabot Square, London, UK, E14 4QJ.

Name                       Business Address          Title                      Citizenship
------------------------   ------------------------  ------------------------   --------------------

Nigel Paul Bretton         One Cabot Square,         Director                   British
                           London E14 4QJ,
                           Great Britain
Costas P. Michaelides      One Cabot Square,         Director                   United States
                           London E14 4QJ
                           Great Britain
Kevin Lester Studd         One Cabot Square          Director                   British
                           London E14 4QJ
                           Great Britain
Nicholas John Hornsey      One Cabot Square,         Company Secretary          British
                           London E14 4QJ
                           Great Britain

                                  SCHEDULE A-7

  EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON MANAGEMENT AG.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Management AG. The business address of Credit Suisse First Boston Management AG is Uetlibergstrasse 231, P.O. Box 990, CH-8070 Zurich, Switzerland.

Name                         Business Address            Title                         Citizenship
------------------------     ------------------------    ------------------------      --------------------
Andrea Wieland               Uetlibergstrasse 231        President, President of       Switzerland
                             CH-8045                     the Board of Directors
                             Zurich, Switzerland

Claude Jehle                 Uetlibergstrasse 231        Corporate Secretary           Switzerland
                             CH-8045
                             Zurich, Switzerland

Madeleine Fink               Uetlibergstrasse 231        Director                      Switzerland
                             CH-8045
                             Zurich, Switzerland

Agnes F. Reicke              Uetlibergstrasse 231        Director                      Switzerland
                             CH-8045
                             Zurich, Switzerland

Brigitte Spiess              Nuschelerstrasse 1          Director                      Switzerland
                             CH-8001
                             Zurich, Switzerland

                                  SCHEDULE A-8

       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (UK)
                             INVESTMENTS HOLDINGS.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK) Investments Holdings. The business address of Credit Suisse First Boston (UK) Investments Holdings is One Cabot Square, London, UK, E14 4QJ.


Name                         Business Address            Title                         Citizenship
------------------------     ------------------------    ------------------------      --------------------

Nigel Paul Bretton            One Cabot Square,          Director                      British
                              London E14 4QJ,
                              Great Britain

Costas P. Michaelides         One Cabot Square,          Director                      United States
                              London E14 4QJ,
                              Great Britain

Kevin Lester Studd            One Cabot Square,          Director                      British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary             British
                              London E14 4QJ,
                              Great Britain


                                  SCHEDULE A-9

     EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (EUROPE)
                                    LIMITED.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (Europe) Limited. The business address of Credit Suisse First Boston (Europe) Limited is One Cabot Square, London, UK, E14 4QJ.


Name                          Business Address           Title                         Citizenship
------------------------      ------------------------   ------------------------      --------------------
Tobias Guldimann              Paradeplatz 8, CH-8070,    Non-Executive Director        Swiss
                              Zurich
                              Switzerland

Ian Christopher Carter        One Cabot Square,          Director                      Canadian
                              London E14 4QJ,
                              Great Britain

James Kreitman                One Cabot Square,          Director                      United States
                              London E14 4QJ,
                              Great Britain

James Henry Leigh-Pemberton   One Cabot Square,          Director                      British
                              London E14 4QJ,
                              Great Britain

Costas P Michaelides          One Cabot Square,          Director                      United States
                              London E14 4QJ,
                              Great Britain

Trevor Charles Price          One Cabot Square,          Director                      British
                              London E14 4QJ,
                              Great Britain

Philip Keebler Ryan           Paradeplatz 8, CH-8070,    Non-Executive Director        United States
                              Zurich, Switzerland

Hector William Hepburn        One Cabot Square,          Director                      British
Sants                         London E14 4QJ,
                              Great Britain

Richard Edward Thornburgh     11 Madison Avenue,         Non-Executive Director        United States
                              New York USA 10010

Kevin Lester Studd            One Cabot Square,          Compliance Officer            British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,         Company Secretary              British
                              London E14 4QJ,
                              Great Britain

Nigel Paul Bretton            One Cabot Square,         Finance Officer                British
                              London E14 4QJ,
                              Great Britain


                                  SCHEDULE A-10

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                    CREDIT SUISSE FIRST BOSTON INTERNATIONAL.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston International. The business address of Credit Suisse First Boston International is One Cabot Square, London, UK, E14 4QJ.

Name                         Business Address            Title                         Citizenship
------------------------     ------------------------    ------------------------      --------------------

Tobias Guldimann              Paradeplatz 8, CH-8070,    Non-Executive Director        Swiss
                              Zurich
                              Switzerland

Ian Christopher Carter        One Cabot Square,          Director                      Canadian
                              London E14 4QJ,
                              Great Britain


James Kreitman                One Cabot Square,          Director                      United States
                              London E14 4QJ,
                              Great Britain

James Henry Leigh-Pemberton   One Cabot Square,          Director                      British
                              London E14 4QJ,
                              Great Britain


Costas P Michaelides          One Cabot Square,          Director                      United States
                              London E14 4QJ,
                              Great Britain

Trevor Charles Price          One Cabot Square,          Director                      British
                              London  E14 4QJ,
                              Great Britain

Philip Keebler Ryan           Paradeplatz 8, CH-8070,    Non-Executive Director        United States
                              Zurich, Switzerland

Hector William Hepburn        One Cabot Square,          Non-Executive Director        British
Sants                         London E14 4QJ,
                              Great Britain

Richard Edward Thornburgh     11 Madison Avenue,         Non-Executive Director        United States
                              New York 10010
                              USA

Kevin Lester Studd            One Cabot Square,          Compliance Officer            British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary             British
                              London E14 4QJ,
                              Great Britain

Nigel Paul Bretton            One Cabot Square,          Finance Officer               British
                              London E14 4QJ,
                              Great Britain


                                   Schedule B



All ADR trades were effected in ordinary trading on the New York Stock Exchange.

     TRADE DATE      BUY/SELL          SECURITY                          QUANTITY PRICE/SHARE
--------------------------------------------------------------------------------------------
     AUG 28 2003        BUY        PECHINEY S A SPONSORED ADR               100       24.83
     AUG 29 2003       SELL        PECHINEY S A SPONSORED ADR               300       25.02
     SEPT 5 2003       SELL        PECHINEY S A SPONSORED ADR               100       26.22
     SEPT 8 2003        BUY        PECHINEY S A SPONSORED ADR               200       26.08
     SEPT 9 2003       SELL        PECHINEY S A SPONSORED ADR               200       26.01
    SEPT 11 2003       SELL        PECHINEY S A SPONSORED ADR               500       26.03
    SEPT 12 2003        BUY        PECHINEY S A SPONSORED ADR               100       26.51
    SEPT 15 2003       SELL        PECHINEY S A SPONSORED ADR               200       26.34
    SEPT 15 2003       SELL        PECHINEY S A SPONSORED ADR               100       26.50
    SEPT 16 2003       SELL        PECHINEY S A SPONSORED ADR               100       26.12
    SEPT 17 2003        BUY        PECHINEY S A SPONSORED ADR               200       26.30
    SEPT 17 2003        BUY        PECHINEY S A SPONSORED ADR               100       26.18
    SEPT 17 2003        BUY        PECHINEY S A SPONSORED ADR               200       26.23
    SEPT 18 2003        BUY        PECHINEY S A SPONSORED ADR               100       26.29

All Note trades were effected through ordinary over-the-counter trading and on Euronext.


                                                                                 COST AS
                                                                                    % OF
                                                                  QUANTITY IN       FACE
 TRADE DATE    BUY/SELL SECURITY                                        EUROS      VALUE
------------------------------------------------------------------------------------------
 AUG 07 2003    Buy      PECHINEY SA CVT                                20,000    81.800
 AUG 07 2003    Buy      PECHINEY SA CVT                                20,000    81.800
 AUG 07 2003    Buy      PECHINEY SA CVT                             1,505,000   108.704
 AUG 11 2003    Sell     PECHINEY SA CVT                             1,505,000   108.804
 AUG 11 2003    Buy      PECHINEY SA CVT                             1,505,000   108.804
 AUG 11 2003    Buy      PECHINEY SA CVT                                20,000    81.875
 AUG 13 2003    Buy      PECHINEY SA CVT                             1,505,000   108.970
 AUG 19 2003    Buy      PECHINEY SA CVT                                30,000   108.306
 AUG 19 2003    Sell     PECHINEY SA CVT                             2,257,500   108.306
 AUG 21 2003    Buy      PECHINEY SA CVT                             1,500,034   108.306
 AUG 21 2003    Buy      PECHINEY SA CVT                             1,394,684   108.306
 AUG 21 2003    Buy      PECHINEY SA CVT                               105,350   108.306
 AUG 26 2003    Buy      PECHINEY SA CVT                               752,500   107.309
 AUG 29 2003    Sell     PECHINEY SA CVT                               496,650     1.070
 SEP 12 2003    Sell     PECHINEY SA CVT                             1,881,250   109.967
 SEP 12 2003    Buy      PECHINEY SA CVT                             3,762,500   109.801
 SEP 12 2003    Buy      PECHINEY SA CVT                             1,505,000   109.801
 SEP 12 2003    Sell     PECHINEY SA CVT                             2,257,500   109.967
 SEP 12 2003    Sell     PECHINEY SA CVT                               752,500   109.967
 SEP 12 2003    Buy      PECHINEY SA CVT                             1,505,000   109.801
 SEP 12 2003    Buy      PECHINEY SA CVT                               376,250   109.635
 SEP 12 2003    Sell     PECHINEY SA CVT                             1,128,750   109.635
 SEP 15 2003    Sell     PECHINEY SA CVT                             3,762,500   109.468
 SEP 15 2003    Buy      PECHINEY SA CVT                             3,762,500   109.468
 SEP 15 2003    Sell     PECHINEY SA CVT                             3,762,500   109.635
 SEP 16 2003    Sell     PECHINEY SA CVT                             1,881,250   109.767
 SEP 16 2003    Sell     PECHINEY SA CVT                             1,881,250   109.701
 SEP 16 2003    Buy      PECHINEY SA CVT                             3,762,500   109.674
 SEP 16 2003    Buy      PECHINEY SA CVT                             1,505,000   109.900
 SEP 17 2003    Sell     PECHINEY SA CVT                               100,000    82.500
 SEP 17 2003    Buy      PECHINEY SA CVT                               100,000    75.815
 SEP 17 2003    Sell     PECHINEY SA CVT                             7,525,000   100.751
 SEP 17 2003    Buy      PECHINEY SA CVT                             3,762,500   109.767
 SEP 17 2003    Sell     PECHINEY SA CVT                               677,250   109.807
 SEP 17 2003    Sell     PECHINEY SA CVT                               752,500   109.781
 SEP 17 2003    Sell     PECHINEY SA CVT                             1,128,750   109.834
 SEP 17 2003    Sell     PECHINEY SA CVT                             3,762,500   109.741
 SEP 17 2003    Buy      PECHINEY SA CVT                             3,762,500   109.767
 SEP 18 2003    Sell     PECHINEY SA CVT                             3,762,500   100.864
 SEP 18 2003    Buy      PECHINEY SA CVT                             3,010,000   100.864
 SEP 18 2003    Sell     PECHINEY SA CVT                             3,010,000   100.864
 SEP 22 2003    Buy      PECHINEY SA CVT                             9,993,200   100.000
 SEP 22 2003    Sell     PECHINEY SA CVT                               161,035   109.900
 SEP 23 2003    Sell     PECHINEY SA CVT                             9,406,250   109.790
 SEP 23 2003    Sell     PECHINEY SA CVT                               940,625   109.967
 SEP 23 2003    Sell     PECHINEY SA CVT                               940,625   109.967
 SEP 25 2003    Sell     PECHINEY SA CVT                             2,633,750   109.900
 SEP 25 2003    Sell     PECHINEY SA CVT                             2,768,749   109.967
 SEP 25 2003    Sell     PECHINEY SA CVT                             3,295,574   109.967
 SEP 25 2003    Buy      PECHINEY SA CVT                             3,295,575   109.900
 SEP 25 2003    Buy      PECHINEY SA CVT                             3,295,575   109.900





All Share trades were effected in ordinary trading on Euronext.



 TRADE DATE              BUY/SELL SECURITY                        QUANTITY PRICE/SHARE
 AUG 06 2003             Buy      PECHINEY SA SHARES A               1,000      45.300
 AUG 06 2003             Sell     PECHINEY SA SHARES A               1,000      45.300
 AUG 07 2003             Sell     PECHINEY SA SHARES A              10,000      45.500
 AUG 08 2003             Sell     PECHINEY SA SHARES A                 450      45.554
 AUG 08 2003             Sell     PECHINEY SA SHARES A                 398      45.775
 AUG 08 2003             Buy      PECHINEY SA SHARES A                 469      45.775
 AUG 08 2003             Buy      PECHINEY SA SHARES A                 323      45.775
 AUG 08 2003             Sell     PECHINEY SA SHARES A                 394      45.775
 AUG 08 2003             Sell     PECHINEY SA SHARES A              10,000      45.756
 AUG 12 2003             Sell     PECHINEY SA SHARES A               5,900      46.050
 AUG 12 2003             Buy      PECHINEY SA SHARES A               2,395      46.050
 AUG 12 2003             Buy      PECHINEY SA SHARES A               3,500      46.050
 AUG 13 2003             Sell     PECHINEY SA SHARES A                 300      46.170
 AUG 13 2003             Buy      PECHINEY SA SHARES A                 300      46.170
 AUG 13 2003             Sell     PECHINEY SA SHARES A              10,000      46.041
 AUG 14 2003             Buy      PECHINEY SA SHARES A               6,000      46.131
 AUG 14 2003             Sell     PECHINEY SA SHARES A               6,000      46.200
 AUG 15 2003             Sell     PECHINEY SA SHARES A               5,084      46.109
 AUG 15 2003             Buy      PECHINEY SA SHARES A               5,084      46.017
 AUG 15 2003             Sell     PECHINEY SA SHARES A              25,000      46.124
 AUG 15 2003             Buy      PECHINEY SA SHARES A              25,000      46.124
 AUG 18 2003             Sell     PECHINEY SA SHARES A               1,500      45.925
 AUG 18 2003             Sell     PECHINEY SA SHARES A              10,000      46.021
 AUG 18 2003             Sell     PECHINEY SA SHARES A              75,150      46.098
 AUG 18 2003             Buy      PECHINEY SA SHARES A              69,150      46.100
 AUG 18 2003             Buy      PECHINEY SA SHARES A               6,000      46.011
 AUG 19 2003             Buy      PECHINEY SA SHARES A                 620      45.700
 AUG 19 2003             Sell     PECHINEY SA SHARES A              38,270      45.844
 AUG 19 2003             Buy      PECHINEY SA SHARES A                 500      45.920
 AUG 19 2003             Buy      PECHINEY SA SHARES A               4,600      45.920
 AUG 19 2003             Buy      PECHINEY SA SHARES A               6,700      45.920
 AUG 19 2003             Buy      PECHINEY SA SHARES A              30,000      46.064
 AUG 19 2003             Buy      PECHINEY SA SHARES A              15,000      46.064
 AUG 19 2003             Buy      PECHINEY SA SHARES A              25,000      46.064
 AUG 19 2003             Buy      PECHINEY SA SHARES A              35,000      46.064
 AUG 20 2003             Sell     PECHINEY SA SHARES A                 500      45.700
 AUG 21 2003             Sell     PECHINEY SA SHARES A                 100      45.880
 AUG 21 2003             Sell     PECHINEY SA SHARES A                 200      45.970
 AUG 21 2003             Buy      PECHINEY SA SHARES A              25,000      45.818
 AUG 21 2003             Buy      PECHINEY SA SHARES A              25,000      45.818
 AUG 21 2003             Sell     PECHINEY SA SHARES A                  63      46.150
 AUG 21 2003             Buy      PECHINEY SA SHARES A              26,493      45.803
 AUG 21 2003             Sell     PECHINEY SA SHARES A              75,925      45.799
 AUG 21 2003             Sell     PECHINEY SA SHARES A              75,925      45.799
 AUG 22 2003             Buy      PECHINEY SA SHARES A               8,500      45.742
 AUG 22 2003             Sell     PECHINEY SA SHARES A              10,000      45.749
 AUG 22 2003             Sell     PECHINEY SA SHARES A              30,000      45.985
 AUG 26 2003             Sell     PECHINEY SA SHARES A                 300      45.600
 AUG 26 2003             Buy      PECHINEY SA SHARES A              32,174      45.703
 AUG 26 2003             Sell     PECHINEY SA SHARES A              30,674      45.703
 AUG 26 2003             Sell     PECHINEY SA SHARES A              30,674      45.703
 AUG 27 2003             Sell     PECHINEY SA SHARES A                 125      45.260
 AUG 27 2003             Sell     PECHINEY SA SHARES A                 125      45.260
 AUG 28 2003             Buy      PECHINEY SA SHARES A                  50      45.410
 AUG 28 2003             Buy      PECHINEY SA SHARES A              50,000      45.690
 AUG 28 2003             Buy      PECHINEY SA SHARES A              27,900      45.670
 AUG 28 2003             Sell     PECHINEY SA SHARES A                  50      45.410
 AUG 28 2003             Sell     PECHINEY SA SHARES A              27,900      45.738
 AUG 28 2003             Buy      PECHINEY SA SHARES A             100,000      45.560
 AUG 28 2003             Buy      PECHINEY SA SHARES A                  50      45.410
 AUG 29 2003             Sell     PECHINEY SA SHARES A               1,446      46.193
 AUG 29 2003             Sell     PECHINEY SA SHARES A                 150      45.730
 AUG 29 2003             Buy      PECHINEY SA SHARES A                 327      46.170
 AUG 29 2003             Buy      PECHINEY SA SHARES A              17,496      45.855
 AUG 29 2003             Sell     PECHINEY SA SHARES A                 627      45.910
 AUG 29 2003             Sell     PECHINEY SA SHARES A              15,900      45.896
 AUG 29 2003             Buy      PECHINEY SA SHARES A                 300      45.626
 AUG 29 2003             Sell     PECHINEY SA SHARES A                 150      45.730
 SEP 01 2003             Buy      PECHINEY SA SHARES A                 785      46.706
 SEP 01 2003             Buy      PECHINEY SA SHARES A                  67      46.706
 SEP 01 2003             Buy      PECHINEY SA SHARES A             210,000      46.932
 SEP 01 2003             Sell     PECHINEY SA SHARES A              16,682      46.792
 SEP 01 2003             Sell     PECHINEY SA SHARES A              20,000      46.770
 SEP 01 2003             Buy      PECHINEY SA SHARES A              30,000      46.700
 SEP 01 2003             Buy      PECHINEY SA SHARES A                 830      46.750
 SEP 02 2003             Sell     PECHINEY SA SHARES A              10,000      47.493
 SEP 02 2003             Sell     PECHINEY SA SHARES A              10,000      47.450
 SEP 02 2003             Buy      PECHINEY SA SHARES A              10,000      47.450
 SEP 02 2003             Sell     PECHINEY SA SHARES A              10,614      47.526
 SEP 02 2003             Buy      PECHINEY SA SHARES A                 614      47.535
 SEP 02 2003             Buy      PECHINEY SA SHARES A              50,000      47.280
 SEP 02 2003             Buy      PECHINEY SA SHARES A                 720      47.500
 SEP 02 2003             Buy      PECHINEY SA SHARES A              19,280      47.500
 SEP 03 2003             Sell     PECHINEY SA SHARES A              50,000      46.736
 SEP 03 2003             Buy      PECHINEY SA SHARES A              55,200      47.047
 SEP 03 2003             Sell     PECHINEY SA SHARES A               8,500      47.202
 SEP 03 2003             Sell     PECHINEY SA SHARES A              40,000      47.082
 SEP 03 2003             Buy      PECHINEY SA SHARES A              20,000      47.000
 SEP 03 2003             Sell     PECHINEY SA SHARES A               7,700      46.870
 SEP 03 2003             Sell     PECHINEY SA SHARES A              30,000      47.350
 SEP 03 2003             Buy      PECHINEY SA SHARES A               8,500      47.202
 SEP 03 2003             Buy      PECHINEY SA SHARES A             340,000      47.000
 SEP 03 2003             Buy      PECHINEY SA SHARES A               1,165      47.424
 SEP 03 2003             Buy      PECHINEY SA SHARES A               4,335      47.424
 SEP 03 2003             Buy      PECHINEY SA SHARES A              17,000      47.424
 SEP 03 2003             Sell     PECHINEY SA SHARES A             360,446      47.000
 SEP 04 2003             Sell     PECHINEY SA SHARES A               1,356      47.024
 SEP 04 2003             Buy      PECHINEY SA SHARES A              31,802      47.093
 SEP 04 2003             Sell     PECHINEY SA SHARES A               5,000      46.990
 SEP 04 2003             Buy      PECHINEY SA SHARES A               5,000      47.000
 SEP 04 2003             Sell     PECHINEY SA SHARES A              30,000      47.098
 SEP 05 2003             Sell     PECHINEY SA SHARES A                 552      47.314
 SEP 05 2003             Buy      PECHINEY SA SHARES A              36,455      47.265
 SEP 05 2003             Sell     PECHINEY SA SHARES A               7,700      47.320
 SEP 05 2003             Sell     PECHINEY SA SHARES A              15,400      47.425
 SEP 08 2003             Buy      PECHINEY SA SHARES A               2,200      46.950
 SEP 08 2003             Buy      PECHINEY SA SHARES A                 100      47.215
 SEP 08 2003             Buy      PECHINEY SA SHARES A              15,300      47.112
 SEP 08 2003             Sell     PECHINEY SA SHARES A              12,903      47.039
 SEP 08 2003             Sell     PECHINEY SA SHARES A              15,300      47.210
 SEP 09 2003             Sell     PECHINEY SA SHARES A                 653      46.310
 SEP 09 2003             Buy      PECHINEY SA SHARES A              16,053      46.353
 SEP 09 2003             Sell     PECHINEY SA SHARES A              15,400      46.425
 SEP 10 2003             Buy      PECHINEY SA SHARES A              27,700      46.221
 SEP 10 2003             Sell     PECHINEY SA SHARES A               7,700      46.269
 SEP 10 2003             Sell     PECHINEY SA SHARES A              20,000      46.250
 SEP 11 2003             Sell     PECHINEY SA SHARES A               2,815      46.260
 SEP 11 2003             Buy      PECHINEY SA SHARES A               2,815      46.260
 SEP 11 2003             Buy      PECHINEY SA SHARES A              25,000      45.761
 SEP 11 2003             Sell     PECHINEY SA SHARES A              25,000      45.830
 SEP 12 2003             Buy      PECHINEY SA SHARES A           1,056,198      46.864
 SEP 12 2003             Sell     PECHINEY SA SHARES A             299,254      46.661
 SEP 12 2003             Buy      PECHINEY SA SHARES A              20,000      46.825
 SEP 12 2003             Buy      PECHINEY SA SHARES A              18,184      46.825
 SEP 12 2003             Buy      PECHINEY SA SHARES A              15,000      46.530
 SEP 12 2003             Sell     PECHINEY SA SHARES A               7,600      46.920
 SEP 12 2003             Sell     PECHINEY SA SHARES A             392,000      46.810
 SEP 12 2003             Sell     PECHINEY SA SHARES A               8,000      46.810
 SEP 12 2003             Buy      PECHINEY SA SHARES A              25,000      46.800
 SEP 12 2003             Sell     PECHINEY SA SHARES A              25,000      46.870
 SEP 12 2003             Buy      PECHINEY SA SHARES A             488,785      46.863
 SEP 12 2003             Buy      PECHINEY SA SHARES A             106,173      46.863
 SEP 12 2003             Buy      PECHINEY SA SHARES A               5,042      46.863
 SEP 12 2003             Sell     PECHINEY SA SHARES A             100,000      46.650
 SEP 12 2003             Sell     PECHINEY SA SHARES A             100,000      46.275
 SEP 12 2003             Sell     PECHINEY SA SHARES A             200,000      46.975
 SEP 12 2003             Sell     PECHINEY SA SHARES A             250,000      47.044
 SEP 12 2003             Buy      PECHINEY SA SHARES A               1,600      46.652
 SEP 12 2003             Sell     PECHINEY SA SHARES A             200,000      46.975
 SEP 12 2003             Sell     PECHINEY SA SHARES A             100,000      46.275
 SEP 12 2003             Sell     PECHINEY SA SHARES A             100,000      46.650
 SEP 15 2003             Buy      PECHINEY SA SHARES A              30,000      46.718
 SEP 15 2003             Buy      PECHINEY SA SHARES A              70,000      46.654
 SEP 15 2003             Sell     PECHINEY SA SHARES A              33,286      46.665
 SEP 15 2003             Buy      PECHINEY SA SHARES A             875,587      46.702
 SEP 15 2003             Buy      PECHINEY SA SHARES A              32,400      46.621
 SEP 15 2003             Buy      PECHINEY SA SHARES A              79,499      46.621
 SEP 15 2003             Buy      PECHINEY SA SHARES A              44,800      46.621
 SEP 15 2003             Buy      PECHINEY SA SHARES A              50,000      46.750
 SEP 15 2003             Sell     PECHINEY SA SHARES A              30,000      46.703
 SEP 15 2003             Buy      PECHINEY SA SHARES A               1,000      46.680
 SEP 15 2003             Buy      PECHINEY SA SHARES A               4,000      46.680
 SEP 15 2003             Buy      PECHINEY SA SHARES A               6,000      46.682
 SEP 16 2003             Sell     PECHINEY SA SHARES A              20,000      46.500
 SEP 16 2003             Buy      PECHINEY SA SHARES A             176,699      46.512
 SEP 16 2003             Sell     PECHINEY SA SHARES A              20,000      46.515
 SEP 16 2003             Sell     PECHINEY SA SHARES A             100,000      46.516
 SEP 16 2003             Buy      PECHINEY SA SHARES A              10,201      46.518
 SEP 16 2003             Buy      PECHINEY SA SHARES A              13,900      46.518
 SEP 16 2003             Buy      PECHINEY SA SHARES A              19,200      46.518
 SEP 16 2003             Sell     PECHINEY SA SHARES A              16,500      46.417
 SEP 17 2003             Buy      PECHINEY SA SHARES A              30,000      46.539
 SEP 17 2003             Buy      PECHINEY SA SHARES A               1,010      46.544
 SEP 17 2003             Buy      PECHINEY SA SHARES A               3,430      46.544
 SEP 17 2003             Buy      PECHINEY SA SHARES A                 720      46.544
 SEP 17 2003             Buy      PECHINEY SA SHARES A               1,060      46.544
 SEP 17 2003             Buy      PECHINEY SA SHARES A               1,170      46.544
 SEP 17 2003             Buy      PECHINEY SA SHARES A               1,900      46.544
 SEP 17 2003             Buy      PECHINEY SA SHARES A                 960      46.544
 SEP 17 2003             Buy      PECHINEY SA SHARES A                 730      46.544
 SEP 17 2003             Sell     PECHINEY SA SHARES A              30,000      46.539
 SEP 17 2003             Sell     PECHINEY SA SHARES A              43,353      46.512
 SEP 17 2003             Buy      PECHINEY SA SHARES A              35,914      46.496
 SEP 17 2003             Sell     PECHINEY SA SHARES A               5,000      52.317
 SEP 17 2003             Buy      PECHINEY SA SHARES A              25,000      46.460
 SEP 17 2003             Buy      PECHINEY SA SHARES A               6,662      46.570
 SEP 17 2003             Buy      PECHINEY SA SHARES A              22,700      46.611
 SEP 17 2003             Buy      PECHINEY SA SHARES A             210,500      46.611
 SEP 17 2003             Buy      PECHINEY SA SHARES A               8,639      46.611
 SEP 17 2003             Sell     PECHINEY SA SHARES A               5,000      52.317
 SEP 18 2003             Sell     PECHINEY SA SHARES A                  88      46.640
 SEP 18 2003             Buy      PECHINEY SA SHARES A             189,885      46.608
 SEP 18 2003             Sell     PECHINEY SA SHARES A              10,000      52.451
 SEP 18 2003             Buy      PECHINEY SA SHARES A              20,000      46.635
 SEP 18 2003             Sell     PECHINEY SA SHARES A              10,000      52.451
 SEP 19 2003             Buy      PECHINEY SA SHARES A               2,051      46.739
 SEP 19 2003             Buy      PECHINEY SA SHARES A              85,650      46.642
 SEP 19 2003             Sell     PECHINEY SA SHARES A               3,701      46.719
 SEP 19 2003             Sell     PECHINEY SA SHARES A              22,000      46.647
 SEP 19 2003             Sell     PECHINEY SA SHARES A              58,500      46.640
 SEP 19 2003             Sell     PECHINEY SA SHARES A               5,000      46.640
 SEP 19 2003             Buy      PECHINEY SA SHARES A               1,500      46.700
 SEP 19 2003             Buy      PECHINEY SA SHARES A              16,000      46.807
 SEP 19 2003             Buy      PECHINEY SA SHARES A              28,100      46.689
 SEP 19 2003             Buy      PECHINEY SA SHARES A              11,800      46.795
 SEP 19 2003             Buy      PECHINEY SA SHARES A             210,900      46.689
 SEP 19 2003             Buy      PECHINEY SA SHARES A              89,100      46.795
 SEP 19 2003             Buy      PECHINEY SA SHARES A               4,400      46.795
 SEP 19 2003             Buy      PECHINEY SA SHARES A              10,300      46.689
 SEP 22 2003             Buy      PECHINEY SA SHARES A               1,120      46.722
 SEP 22 2003             Buy      PECHINEY SA SHARES A               3,940      46.722
 SEP 22 2003             Buy      PECHINEY SA SHARES A               1,010      46.722
 SEP 22 2003             Buy      PECHINEY SA SHARES A               1,340      46.722
 SEP 22 2003             Buy      PECHINEY SA SHARES A               2,320      46.722
 SEP 22 2003             Buy      PECHINEY SA SHARES A               1,300      46.722
 SEP 22 2003             Buy      PECHINEY SA SHARES A               1,420      46.722
 SEP 22 2003             Buy      PECHINEY SA SHARES A                 890      46.722
 SEP 22 2003             Sell     PECHINEY SA SHARES A              13,340      46.722
 SEP 22 2003             Buy      PECHINEY SA SHARES A             540,147      46.727
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              72,490      46.745
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 900      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A               5,600      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              18,600      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              15,700      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              36,300      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              14,800      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A               4,000      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 900      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A               2,800      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A               2,800      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 900      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A               4,000      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              36,300      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              14,800      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              18,600      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A              15,700      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A               5,600      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 900      46.750
 SEP 22 2003             Sell     PECHINEY SA SHARES A                 100      46.750
 SEP 23 2003             Buy      PECHINEY SA SHARES A              27,387      46.700
 SEP 23 2003             Buy      PECHINEY SA SHARES A              22,028      46.700
 SEP 23 2003             Buy      PECHINEY SA SHARES A               9,349      46.700
 SEP 23 2003             Buy      PECHINEY SA SHARES A                 300      46.690
 SEP 23 2003             Buy      PECHINEY SA SHARES A              25,000      46.770
 SEP 23 2003             Buy      PECHINEY SA SHARES A             356,000      46.692
 SEP 23 2003             Sell     PECHINEY SA SHARES A              34,064      46.697
 SEP 23 2003             Sell     PECHINEY SA SHARES A               4,000      46.680
 SEP 23 2003             Buy      PECHINEY SA SHARES A               3,000      46.670
 SEP 23 2003             Sell     PECHINEY SA SHARES A                 500      46.698
 SEP 23 2003             Sell     PECHINEY SA SHARES A               8,500      46.698
 SEP 23 2003             Sell     PECHINEY SA SHARES A              10,100      46.698
 SEP 23 2003             Sell     PECHINEY SA SHARES A               7,900      46.698
 SEP 23 2003             Sell     PECHINEY SA SHARES A              18,700      46.698
 SEP 23 2003             Sell     PECHINEY SA SHARES A                 100      46.698
 SEP 23 2003             Sell     PECHINEY SA SHARES A               2,100      46.698
 SEP 23 2003             Sell     PECHINEY SA SHARES A                 600      46.698
 SEP 23 2003             Sell     PECHINEY SA SHARES A               1,500      46.698
 SEP 23 2003             Buy      PECHINEY SA SHARES A              21,400      46.773
 SEP 23 2003             Buy      PECHINEY SA SHARES A              21,500      46.746
 SEP 24 2003             Buy      PECHINEY SA SHARES A             202,486      46.634
 SEP 24 2003             Sell     PECHINEY SA SHARES A              22,986      46.656
 SEP 24 2003             Sell     PECHINEY SA SHARES A               2,100      46.600
 SEP 24 2003             Sell     PECHINEY SA SHARES A                 100      46.600
 SEP 24 2003             Sell     PECHINEY SA SHARES A                 500      46.600
 SEP 24 2003             Sell     PECHINEY SA SHARES A               1,500      46.600
 SEP 24 2003             Buy      PECHINEY SA SHARES A             125,000      46.588
 SEP 24 2003             Sell     PECHINEY SA SHARES A              25,000      46.648
 SEP 24 2003             Sell     PECHINEY SA SHARES A                 500      46.600
 SEP 24 2003             Sell     PECHINEY SA SHARES A               8,500      46.600
 SEP 24 2003             Sell     PECHINEY SA SHARES A              10,100      46.600
 SEP 24 2003             Sell     PECHINEY SA SHARES A               8,000      46.600
 SEP 24 2003             Sell     PECHINEY SA SHARES A              18,700      46.600
 SEP 24 2003             Buy      PECHINEY SA SHARES A              21,500      46.710
 SEP 25 2003             Buy      PECHINEY SA SHARES A              31,109      46.689
 SEP 25 2003             Buy      PECHINEY SA SHARES A              50,000      46.669
 SEP 25 2003             Buy      PECHINEY SA SHARES A              50,000      46.719
 SEP 25 2003             Buy      PECHINEY SA SHARES A             100,000      46.659
 SEP 25 2003             Buy      PECHINEY SA SHARES A              25,000      46.703
 SEP 25 2003             Buy      PECHINEY SA SHARES A                 140      46.640
 SEP 25 2003             Buy      PECHINEY SA SHARES A             492,734      46.643
 SEP 25 2003             Sell     PECHINEY SA SHARES A               1,379      46.690
 SEP 25 2003             Buy      PECHINEY SA SHARES A              21,500      46.680
 SEP 25 2003             Buy      PECHINEY SA SHARES A              25,000      46.747
 SEP 26 2003             Sell     PECHINEY SA SHARES A                  60      46.650
 SEP 26 2003             Sell     PECHINEY SA SHARES A                 167      46.625
 SEP 26 2003             Buy      PECHINEY SA SHARES A             125,227      46.638
 SEP 26 2003             Buy      PECHINEY SA SHARES A              21,500      46.640
 SEP 26 2003             Buy      PECHINEY SA SHARES A              40,000      46.693
 SEP 29 2003             Sell     PECHINEY SA SHARES A                4000          45
 SEP 29 2003             Sell     PECHINEY SA SHARES A                7000          30
 SEP 29 2003             Sell     PECHINEY SA SHARES A                1531        47.3
 SEP 29 2003             Buy      PECHINEY SA SHARES A              301643     47.3425
 SEP 29 2003             Buy      PECHINEY SA SHARES A                4000          45
 SEP 29 2003             Buy      PECHINEY SA SHARES A                7000          30
 SEP 29 2003             Sell     PECHINEY SA SHARES A                1643        47.3
 SEP 29 2003             Buy      PECHINEY SA SHARES A                1531        47.3
 SEP 30 2003             Sell     PECHINEY SA SHARES A                 500       47.41
 SEP 30 2003             Buy      PECHINEY SA SHARES A              400990     47.3965
 SEP 30 2003             Sell     PECHINEY SA SHARES A                 790       47.25
 SEP 30 2003             Buy      PECHINEY SA SHARES A                 300       47.39
 OCT 01 2003             Buy      PECHINEY SA SHARES A              200426     47.1987
 OCT 01 2003             Sell     PECHINEY SA SHARES A               10277     47.2254
 OCT 01 2003             Buy      PECHINEY SA SHARES A               10000       47.23
 OCT 01 2003             Sell     PECHINEY SA SHARES A                 149       47.21
 OCT 01 2003             Sell     PECHINEY SA SHARES A                 149       47.21
 OCT 02 2003             Buy      PECHINEY SA SHARES A               25000     47.2858
 OCT 02 2003             Buy      PECHINEY SA SHARES A               50000       47.21
 OCT 02 2003             Sell     PECHINEY SA SHARES A               10413     47.2249
 OCT 02 2003             Buy      PECHINEY SA SHARES A               10119     47.2259
 OCT 03 2003             Buy      PECHINEY SA SHARES A               32000       47.25
